SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31381; File No. 812-14350]

Wilshire Mutual Funds, Inc., et al.; Notice of Application

December 16, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.

Summary of the Application: The requested order would (a) permit certain registered open-end management investment companies that operate as "funds of funds" to acquire shares of certain registered open-end management investment companies and unit investment trusts ("UITs") that are within and outside the same group of investment companies as the acquiring investment companies, and (b) permit funds of funds relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: Wilshire Mutual Funds, Inc. ("Wilshire Mutual Funds"), Wilshire Variable Insurance Trust ("Wilshire VIT", and with Wilshire Mutual Funds, the "Wilshire Funds"), Wilshire Associates Incorporated ("Adviser"), and SEI Investments Distribution Co. (the "Distributor").

Filing Dates: The application was filed on August 19, 2014 and amended on November 10, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 9, 2015 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 1299 Ocean Avenue, Suite 700, Santa Monica, CA 90401.

For Further Information Contact: Kaitlin C. Bottock, Attorney Adviser, at (202) 551-8658, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations

     1.   Wilshire Mutual Funds, a Maryland corporation, and Wilshire VIT, a Delaware statutory trust, are each registered under the Act as an open-end management investment company. Wilshire Mutual Funds and Wilshire VIT currently offer shares of 6 series and 9 series, respectively, each of which pursues different investment objectives and principal investment strategies.[1]

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[1] Applicants request that the order apply to each existing and future series of the Wilshire Funds and to each existing and future registered open-end management investment company or series thereof that is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and is part of the same "group of investment companies" (as defined in section 12(d)(1)(G)(ii) of the Act), as the Wilshire Funds (each, a "Fund" and collectively, "Funds."). All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

2.   The Adviser, a California corporation, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act") and serves as investment adviser to the Funds.

3.   The Distributor, a Pennsylvania corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"). The Distributor serves as principal underwriter and distributor for the shares of the Funds.

4.   Applicants request an order to permit (a) a Fund that operates as a "fund of funds" (each a "Fund of Funds") to acquire shares of (i) registered open-end management investment companies that are not part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds ("Unaffiliated Investment Companies") and unit investment trusts ("UITs") that are not part of the same "group of investment companies" as the Fund of Funds ("Unaffiliated Trusts," together with the Unaffiliated Investment Companies, "Unaffiliated Funds")[2] or (ii) registered open-end management investment companies or UITs that are part of the same "group of investment companies," within the meaning of section 12(d)(1)(G) (ii) of the Act, as the Fund of Funds (collectively, "Affiliated Funds," together with the Unaffiliated Funds, "Underlying Funds") and (b) each Underlying Fund that is a registered open-end management investment company or series thereof, the Distributor or any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Exchange Act ("Broker") to sell shares of the Underlying Fund to the Fund of Funds in amounts in excess of limits set forth in section 12(d)(1)(B). Applicants also request an order under sections 6(c) and 17(b) of the Act to exempt applicants from section 17(a) to the extent necessary to permit

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[2] Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices ("ETFs").

Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

5.   Applicants also request an exemption under section 6(c) from rule 12d1-2 under the Act to permit any existing or future Fund that relies on section 12(d)(1)(G) of the Act ("Same Group Fund of Funds") and that otherwise complies with rule 12d1-2 to also invest, to the extent consistent with its investment objective, policies, strategies, and limitations, in financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").

Applicants' Legal Analysis

A.   Investments in Underlying Funds – Section 12(d)(1)

1.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any Broker from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's total outstanding voting stock, or if the sale will cause more than 10% of the acquired company's total outstanding voting stock to be owned by investment companies generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act to permit a Fund of Funds to acquire shares of the Underlying Funds in excess of the limits in section 12(d)(1)(A), and an Underlying Fund, any principal underwriter for an Underlying Fund, and any Broker to sell shares of an Underlying Fund to a Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.

3.   Applicants state that the terms and conditions of the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4.   Applicants believe that the proposed arrangement will not result in the exercise of undue influence by the Fund of Funds or a Fund of Funds Affiliate over the Unaffiliated Funds.[3] To limit the control that the Fund of Funds may have over an Unaffiliated Fund, applicants propose a condition prohibiting the Adviser, any person controlling, controlled by, or under common control with the Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (the "Advisory Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any other investment adviser within the meaning of section 2(a)(20)(B) of the Act to a Fund of Funds ("Subadviser"), any person controlling, controlled by, or under common control with the Subadviser, and any

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[3] A "Fund of Funds Affiliate" is the Adviser, any Subadviser (as defined below), promoter, or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by, or under common control with any of those entities. An "Unaffiliated Fund Affiliate" is an investment adviser, sponsor, promoter, or principal underwriter of an Unaffiliated Fund, as well as any person controlling, controlled by, or under common control with any of those entities.

investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by, or under common control with the Subadviser (the "Subadvisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Unaffiliated Funds, including that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, trustee, advisory board member, investment adviser, Subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, advisory board member, investment adviser, Subadviser, or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Unaffiliated Fund is covered by section 10(f) of the Act.

5.   To further ensure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds' investment in the shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their respective board of directors or trustees (for any entity, the "Board") and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement"). Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are

purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.[4]

6. Applicants state that they do not believe that the proposed arrangement will involve excessive layering of fees. The Board of each Fund of Funds, including a majority of the directors who are not "interested persons" (within the meaning of section 2(a)(19) of the Act) ("Independent Directors"), will find that the advisory fees charged under investment advisory or management contract(s) are based on services provided that will be in addition to, rather than duplicative of, the services provided under such advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830").[5]

7. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Underlying Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits

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[4] An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

[5] Any references to NASD Conduct Rule 2830 include any successor or replacement rule of FINRA to NASD Conduct Rule 2830.

contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in condition 11 below.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that a Fund of Funds and the Affiliated Funds managed by the same Adviser might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that the Fund of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if the Fund of Funds acquires 5% or more of an Unaffiliated Fund's outstanding voting securities. In light of these and other possible affiliations, section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general

purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4. Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the Act.[6] Applicants state that the terms of the transactions are reasonable and fair and do not involve overreaching. Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of the Underlying Fund.[7] Applicants state that the proposed transactions will be consistent with the policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act.

C. Other Investments by Same Group Fund of Funds

1. Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads

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[6] Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by a Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

[7] To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal transactions directly between a Fund of Funds and an ETF), relief from section 17(a) of the Act would not be necessary. The requested relief is intended to cover, however, transactions directly between ETFs and a Fund of Funds. Applicants are not seeking relief from section 17(a) of the Act for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because the investment adviser to the ETF, or an entity controlling, controlled by, or under common control with the investment adviser to the ETF, is an investment adviser to the Fund of Funds.

and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

2.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the acquisition is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

3.   Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that a Same Group Fund of Funds may invest a portion of its assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Same Group Fund of Funds to invest in Other Investments. Applicants assert that permitting Same Group Fund of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

4.   Consistent with its fiduciary obligations under the Act, the Board of each Same Group Fund of Funds will review the advisory fees charged by the Same Group Fund of Funds' investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Fund of Funds may invest.

Applicants' Conditions

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.   The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.   The Board of each Fund of Funds, including a majority of the Independent Directors, will adopt procedures reasonably designed to ensure that its Adviser and any Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(l)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Directors, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.　　　No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.　　　The Board of an Unaffiliated Investment Company, including a majority of the Independent Directors, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.	Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(l)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate's members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.	Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(l)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(l)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Directors, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the applicable Fund of Funds.

11.   No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(l) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Fund of Funds

Applicants agree that the relief to permit Same Group Fund of Funds to invest in Other Investments shall be subject to the following condition:

13.   Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary